FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 7, 2009
2.	Press release dated July 8, 2009
3.	Press release dated July 27, 2009
4.	Press release dated July 27, 2009
5.	Press release dated July 29, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2009

ARM HOLDINGS PLC. By: /s/ Tim Score Name: Tim Score Title: Chief Financial Officer

Item 1

MEDIATEK LICENSES ARM MALI-400 MP GRAPHICS PROCESSING UNIT

Mali technology to drive high performance, low power graphics processing for MediaTek system-on-chip solutions

CAMBRIDGE, UK – June 24, 2009 – ARM [(LSE: ARM); (Nasdaq: ARMH)] announced today that MediaTek Inc, a leading fabless semiconductor company for wireless communications and digital multimedia solutions, has licensed the ARM® Mali™-400 MP multicore graphics processing unit (GPU) for its system-on-chip (SoC) technology.

A market leader and pioneer in cutting-edge SoC system solutions for wireless communications, high-definition TVs, DVD and Blu-ray products, MediaTek has licensed the Mali-400 MP GPU for  its SoC products. Mali-400 MP technology will enable MediaTek to deliver high graphics performance and graphics rendering with low power consumption. Additionally, the Mali-400 MP multicore GPU provides a level of scalability that enables MediaTek to deliver a range of graphics solutions. -.

“We have chosen to license ARM Mali technology for its scalability and performance credentials,” said MediaTek.  “It is vital that we are able to achieve flexibility in our product portfolio.”

The combination of the ARM processors previously licensed by MediaTek, with the Mali-400 MP GPU demonstrates ARM’s unique position in delivering the market’s widest range of power efficient, easily configurable CPU and graphics IP. The ARM Connected Community™ of more than 600 Partners includes a graphics ecosystem of leading silicon Partners, device manufacturers and content providers in the graphics industry.  These partners are working together to bring Mali GPU-enabled mobile phones and consumer devices to market, with the latest in user interfaces, navigation applications, gaming experiences and Web browsing capabilities.

“MediaTek has a strong record of execution and success in the mobile and digital home market place and we are pleased to be working together to deliver the best graphics technology to meet their customers’ needs,” said Lance Howarth, general manager, ARM Media Processing Division. “The scalability of the Mali hardware architecture will enable its use in a vast range of MediaTek consumer SoC products.”

About Mali Graphics Technology
ARM delivers widely adopted graphics IP solutions, with 29 licensees, including 21 licensees of Mali GPUs.  The Mali GPU family scales from the Mali-55 GPU to the Mali-400 MP GPU, which addresses all embedded graphics needs with the widest range of supported performance points. This diverse offering enables ARM to lead in conformance to various open standards and confirms the company’s unique position as a world-class supplier of a complete range of hardware and software graphics IP, enabling application developers and device manufacturers to create competitive and cutting-edge designs.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com

ENDS

ARM is a registered trademark of ARM Limited. Mali and Connected Community are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Contact Details:

ARM
Alan Tringham
+44 1223 400835
Alan.tringham@arm.com

Racepoint Group Europe
Kersti Klami/Blaise Hammond
+44 (208) 752 3216 / 3203
kersti.klami@racepointgroup.com
blaise.hammond@racepointgroup.com

Item 2

ARM MALI-SVG-T SOFTWARE FOR 2D GRAPHICS RENDERING IS INCORPORATED INTO RANGE OF SAMSUNG MOBILE PHONES

ARM middleware takes advantage of OpenVG compliance to provide optimum performance versus power consumption

CAMBRIDGE, UK – July 8, 2009 – ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced that Samsung Electronics Co., Ltd., a leading mobile handset provider, has licensed ARM® Mali™-SVG-t software for use in a wide range of mobile handsets, enabling clear graphical rendering of 2D objects and easy scaling for different display resolutions and zoom factors. Samsung joins a group of leading handset manufacturers who are leveraging ARM Mali hardware and software technology to deliver innovative, next-generation mobile devices.

Mobile operators’ specifications are increasingly demanding SVG-t (Scalable Vector Graphics Tiny) compliant scalable 2D graphics capability across different platforms.  ARM Mali-SVG-t technology provides a middleware layer compliant with the SVG-t 1.2  specification that is both optimized for ARM processors and able to take advantage of OpenVG compliant graphics acceleration technology, such as the ARM Mali family of graphics processing units (GPUs). The technology will enable Samsung to deliver optimum performance and power consumption characteristics across a variety of ARM powered platforms.

“Only ARM delivers the full spectrum of graphics system elements, ensuring complete compatibility across the stack and enabling Partners like Samsung to develop the most advanced consumer products,” said Lance Howarth, general manager, Media Processing Division, ARM. “Samsung’s selection of the Mali-SVG-t software validates our position as a vendor of choice for all embedded graphics needs, from those of handheld mobile devices to larger, more demanding applications.  We continue to work closely with our Partners to ensure consistent graphics rendering, regardless of the device.”

About SVG
The SVG specification is a royalty-free, vendor-neutral, open standard developed by the World Wide Web Consortium (W3C) for describing two-dimensional graphics and graphical applications in XML. SVG-t is a version of the standard suitable for mobile phones.  Mali-SVG-t software implements the SVG-t standard achieving class-leading scores for compliance.

About OpenVG
OpenVG is a royalty-free, cross-platform API specified by The Khronos Group that provides a low-level hardware acceleration interface for vector graphics libraries such as SVG-t. OpenVG is targeted primarily at handheld devices that require portable acceleration of high-quality vector graphics for compelling user interfaces and text on small screens, while enabling hardware acceleration to provide fluidly interactive performance at very low power levels.

About Mali Graphics Processing Units
The Mali GPU family scales from Mali-55, the world’s smallest OpenGL ES graphics processor to Mali-400 MP, the highest-performance embedded multicore GPU IP on the market which supports complex applications at up to 1080p high-definition resolution, thereby addressing the widest range of performance points for all embedded graphics needs. This diverse offering enables ARM to lead in conformance to numerous open standards and confirms the company’s unique position as a world-class supplier of the complete range of hardware and software graphics IP, enabling application developers and device manufacturers to create competitive and cutting-edge designs.

Mali graphics processors deliver stunning 2D and 3D graphics providing 4x and 16x full scene anti-aliasing (FSAA) without any noticeable drop in performance. In addition to providing content developers with the state-of-the-art programmable features in OpenGL ES 2.0, Mali products also support 2D scalable vector graphics through OpenVG for improved text, navigation, UI and web-browsing experiences. For more information, please visit http://www.arm.com/products/multimedia/graphics.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Mali is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Contact Details:

ARM Alan Tringham +44 1223 400947 alan.tringham@arm.com	ARM Charlene Marini +1 408-576-1131 charlene.marini@arm.com
Racepoint Group Raymond Deplazes (415) 694-6715 rdeplazes@racepointgroup.com

Item 3

LEADING EDA COMPANIES JOIN NEW ARM FAST MODELS ENABLEMENT PROGRAM

Enables EDA vendors to provide access to Fast Models from ARM

CAMBRIDGE, UK - July 27, 2009 - ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced at DAC, San Francisco, Calif., that CoWare, Mentor Graphics and Synopsys Inc. have joined the ARM® Fast Models Enablement Program. Members of the Program are able to integrate fully validated Fast Models from ARM, for a range of ARM® processors, into their virtual platform environments and deliver to their customers. This ensures that mutual customers can create complete ARM Powered® virtual platforms using the design flow of their choice. By using virtual platforms built around ARM processor Fast Models, engineers can develop software well in advance of final hardware implementation, with application and driver software running at near to real-time system performance.

The Fast Models product family from ARM includes programmer’s view (PV) models for the ARM9™, ARM11™ and Cortex™ families of processors, including the Cortex-A9 MPCore™ multicore processor. The Fast Model products also include configuration tools that enable the export of ARM processor-based subsystems with OSCI SystemC and TLM-2.0 compliant interfaces.

“We are seeing a growing demand for high-performance models in the industry,” said John Cornish, EVP and general manager, System Design Division, ARM. “The TLM-2.0 interface enables our customers to combine our processor Fast Models with models of their other IP to create complete virtual platforms in the design environment of their choice.”

“CoWare has successfully delivered Electronic System Virtualization solutions for ARM processor-based designs for many years supporting architecture design, verification, software development, integration and test. With our further engagement in this broader program covering the ARM Cortex Fast Models, we continue to expand this position to serve the growing needs of our joint customers,” said Marc Serughetti, vice president of Marketing and Business Development at CoWare Inc. “This integration and partnership is already proven and in use at several customers resulting in significant time-to-market benefits for those customers.”

“Mentor’s Vista technology offers a comprehensive architecture design and prototyping solution that relies on fast processor and peripheral models as an essential part of the solution. The integration of the architecturally accurate ARM Fast Models into our Vista Platform will deliver significant value to our mutual customers,” said Simon Bloch, Mentor Graphics vice president and general manager, design and synthesis division. “In addition, ARM’s Fast Models are compatible with Vista’s TLM scalable modeling methodology that provides the timing and power layers essential for optimizing performance and power at the transaction level of abstraction.”

 “As a leading IP provider, Synopsys already provides OSCI TLM-2.0 compliant transaction-level models for several processor families including ARM and Synopsys DesignWare® Cores and components for SoC infrastructure, AMBA® interconnect, CoreConnect and PrimeCell® peripherals in the Synopsys  DesignWare System-level Library,” said Frank Schirrmeister, director product marketing for the Solutions Group at Synopsys. “The ARM PV Enablement Program allows our users to draw from a larger number of models and enables Synopsys to validate interoperability of Synopsys’ Innovator development environment for virtual platforms with ARM processor-based subsystems using Fast Models from ARM.”

Availability
Fast Models Version 5.0 including the SystemC/TLM-2.0 compatible export capability is available for immediate licensing from ARM. 45-day evaluations are available through the Program members in concert with their respective integrated solutions through the PV Enablement Program.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, AMBA, PrimeCell and ARM Powered are registered trademarks of ARM Limited. ARM9, ARM11 Cortex and MPCore are trademarks of ARM Limited.  All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Item 4

ARM SEES DEMAND FOR HD MOBILE MEDIA AND ENTERTAINMENT GROW AS MALI GPU LICENSING MOMENTUM CONTINUES

Rockchip and Telechips license ARM Mali GPUs to offer consumers cutting-edge media experiences while on the move

CAMBRIDGE, UK – July 27, 2009 – ARM [(LSE: ARM); (Nasdaq: ARMH)] announces today that it is seeing demand for mobile devices offering a high-definition (HD) entertainment and browsing experience rapidly increasing in Asia, as two more licensing agreements for its ARM® Mali™ graphics processing units (GPUs) are made with mobile technology providers in the region, Rockchip and Telechips.

Leading mobile analyst house, Screen Digest, has highlighted the importance of a quality of end-user experience in mobile entertainment provision. The analyst house estimates that as high-end mobile devices become more mainstream, the mobile gaming, video and TV market will grow 300 percent to €8.5 billion (approximately U.S. $12 billion) by 2013 in Asia Pacific, North America and Europe.

Rockchip has licensed three ARM technologies to enable OEMs to enhance the quality of graphics and to allow complex applications to be run on portable devices without jeopardizing battery life. The China-based semiconductor developer has licensed the ARM Mali-55 GPU, the ARM926EJ-S™ processor and the ARM Cortex™-M3 microcontroller for use in next-generation mobile phones and portable media players, offering consumers cutting-edge media experiences while on the move.

Korea-based Telechips has extended its license of the ARM Mali-200 GPU for its multimedia applications processor, now in silicon and set to deliver stunning interfaces and user-friendly navigation on a range of mobile and consumer electronics devices.

“Today's high-end mobile devices with large screens and computer-like capabilities are big drivers for mobile content consumption and especially for mobile games and mobile video,” said Ronan de Renesse, senior analyst at Screen Digest. “Highly demanding applications and services such as TV, video and games on mobile devices are set to generate in excess of €8.5 billion by the end of 2013 in North America, Europe and Asia Pacific; three times more than it did in 2008. Quality of experience is key for the market to reach its full potential.”

Consumers today want to be able to enjoy next-generation entertainment on a range of mobile devices.  By incorporating ARM graphics technologies into their solutions, ARM Partners are enabling OEMs to meet the demands of today’s discerning consumers by delivering spectacular, high-definition video, user-friendly browsing and console-quality gaming experiences on mobile devices.

"The combination of the ARM Mali-55 GPU and ARM processor IP enables us to meet OEM requirements for the right balance of low power, performance and area, bringing advanced end user experiences to consumers on a wide range of mobile phones and portable media devices," said Mr. Feng Chen, CMO, Rockchip.  "The range of market-proven IP, supporting system elements and extensive ecosystem that ARM provides helps us to continue bringing end-to-end SoC solutions to market".

"Extending our relationship with ARM enables us to take further advantage of Mali graphics IP, delivering high performance OpenVG, OpenGL ES 1.1 and OpenGL ES 2.0 compliant mobile and consumer electronics solutions to our customers," said Jang-Kyu Lee, COO and VP,  Telechips.  "The Mali-200 GPU brings cutting-edge user interfaces and navigation experiences to devices, fulfilling the increasing demands of consumers".

“These two new licensing agreements demonstrate the growing demand for next-generation graphics expertise amongst semiconductor companies and OEMs in Asia.    ARM’s collaborative approach to graphics acceleration solutions, combined with the strength of the Mali range and the reach of the ARM Partner ecosystem, has led to the adoption of Mali technology by 29 licensees to-date,” concluded Lance Howarth, general manager, ARM Media Processing Division.

About Mali Graphics Processing Units

The Mali GPU family scales from Mali-55, the world’s smallest OpenGL ES graphics processor to Mali-400 MP, the highest-performance embedded multicore GPU IP on the market which supports complex applications at up to 1080p high-definition resolution, thereby addressing the widest range of performance points for all embedded graphics needs. This diverse offering enables ARM to lead in conformance to numerous open standards and confirms the company’s unique position as a world-class supplier of the complete range of hardware and software graphics IP, enabling application developers and device manufacturers to create competitive and cutting-edge designs.

Mali graphics processors deliver stunning 2D and 3D graphics providing 4x and 16x full scene anti-aliasing (FSAA) without any noticeable drop in performance. In addition to providing content developers with the state-of-the-art programmable features in OpenGL ES 2.0, Mali products also support 2D scalable vector graphics through OpenVG for improved text, navigation, UI and web-browsing experiences. For more information, please visit http://www.arm.com/products/multimedia/graphics.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com

ENDS

ARM is a registered trademark of ARM Limited. Mali, ARM926EJ-S and Cortex are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB..

Contact Details:

ARM
Lorna Dunn
+44 1223 400835
lorna.dunn@arm.com

Racepoint Group Europe
Kersti Klami/Blaise Hammond
+44 (208) 752 3216 / 3203
kersti.klami@racepointgroup.com
blaise.hammond@racepointgroup.com

Item 5

ARM SEES DEMAND FOR HD MOBILE MEDIA AND ENTERTAINMENT GROW AS MALI GPU LICENSING MOMENTUM CONTINUES

Rockchip and Telechips license ARM Mali GPUs to offer consumers cutting-edge media experiences while on the move

CAMBRIDGE, UK – July 29, 2009 – ARM [(LSE: ARM); (Nasdaq: ARMH)] announces today that it is seeing demand for mobile devices offering a high-definition (HD) entertainment and browsing experience rapidly increasing in Asia, as two more licensing agreements for its ARM® Mali™ graphics processing units (GPUs) are made with mobile technology providers in the region, Rockchip and Telechips.

Leading mobile analyst house, Screen Digest, has highlighted the importance of a quality of end-user experience in mobile entertainment provision. The analyst house estimates that as high-end mobile devices become more mainstream, the mobile gaming, video and TV market will grow 300 percent to €8.5 billion (approximately U.S. $12 billion) by 2013 in Asia Pacific, North America and Europe.

Rockchip has licensed three ARM technologies to enable OEMs to enhance the quality of graphics and to allow complex applications to be run on portable devices without jeopardizing battery life. The China-based semiconductor developer has licensed the ARM Mali-55 GPU, the ARM926EJ-S™ processor and the ARM Cortex™-M3 microcontroller for use in next-generation mobile phones and portable media players, offering consumers cutting-edge media experiences while on the move.

Korea-based Telechips has extended its license of the ARM Mali-200 GPU for its multimedia applications processor, now in silicon and set to deliver stunning interfaces and user-friendly navigation on a range of mobile and consumer electronics devices.

“Today's high-end mobile devices with large screens and computer-like capabilities are big drivers for mobile content consumption and especially for mobile games and mobile video,” said Ronan de Renesse, senior analyst at Screen Digest. “Highly demanding applications and services such as TV, video and games on mobile devices are set to generate in excess of €8.5 billion by the end of 2013 in North America, Europe and Asia Pacific; three times more than it did in 2008. Quality of experience is key for the market to reach its full potential.”

Consumers today want to be able to enjoy next-generation entertainment on a range of mobile devices.  By incorporating ARM graphics technologies into their solutions, ARM Partners are enabling OEMs to meet the demands of today’s discerning consumers by delivering spectacular, high-definition video, user-friendly browsing and console-quality gaming experiences on mobile devices.

"The combination of the ARM Mali-55 GPU and ARM processor IP enables us to meet OEM requirements for the right balance of low power, performance and area, bringing advanced end user experiences to consumers on a wide range of mobile phones and portable media devices," said Mr. Feng Chen, CMO, Rockchip.  "The range of market-proven IP, supporting system elements and extensive ecosystem that ARM provides helps us to continue bringing end-to-end SoC solutions to market".

"Extending our relationship with ARM enables us to take further advantage of Mali graphics IP, delivering high performance OpenVG, OpenGL ES 1.1 and OpenGL ES 2.0 compliant mobile and consumer electronics solutions to our customers," said Jang-Kyu Lee, COO and VP,  Telechips.  "The Mali-200 GPU brings cutting-edge user interfaces and navigation experiences to devices, fulfilling the increasing demands of consumers".

“These two new licensing agreements demonstrate the growing demand for next-generation graphics expertise amongst semiconductor companies and OEMs in Asia.    ARM’s collaborative approach to graphics acceleration solutions, combined with the strength of the Mali range and the reach of the ARM Partner ecosystem, has led to the adoption of Mali GPUs by 22 licensees to-date,” concluded Lance Howarth, general manager, ARM Media Processing Division.

About Mali Graphics Processing Units

The Mali GPU family scales from Mali-55, the world’s smallest OpenGL ES graphics processor to Mali-400 MP, the highest-performance embedded multicore GPU IP on the market which supports complex applications at up to 1080p high-definition resolution, thereby addressing the widest range of performance points for all embedded graphics needs. This diverse offering enables ARM to lead in conformance to numerous open standards and confirms the company’s unique position as a world-class supplier of the complete range of hardware and software graphics IP, enabling application developers and device manufacturers to create competitive and cutting-edge designs.

Mali graphics processors deliver stunning 2D and 3D graphics providing 4x and 16x full scene anti-aliasing (FSAA) without any noticeable drop in performance. In addition to providing content developers with the state-of-the-art programmable features in OpenGL ES 2.0, Mali products also support 2D scalable vector graphics through OpenVG for improved text, navigation, UI and web-browsing experiences. For more information, please visit http://www.arm.com/products/multimedia/graphics.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com

ENDS

ARM is a registered trademark of ARM Limited. Mali, ARM926EJ-S and Cortex are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB..

Contact Details:

ARM
Lorna Dunn
+44 1223 400835
lorna.dunn@arm.com

Racepoint Group Europe
Kersti Klami/Blaise Hammond
+44 (208) 752 3216 / 3203
kersti.klami@racepointgroup.com
blaise.hammond@racepointgroup.com